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FOR IMMEDIATE RELEASE                        CONTACT:   David H. Hannah
                                                        President
                                                        (213) 582-2272

                                                        Kim P. Feazle
                                                        Hill and Knowlton, Inc.
                                                        (213) 966-5721



             RELIANCE STEEL & ALUMINUM CO. COMPLETES DEBT FINANCING


         Los Angeles, CA -- January 14, 1997 -- Reliance Steel & Aluminum Co. (NYSE:RS) announced today that it has issued $75 million in senior unsecured notes in a private placement. The notes mature at various dates during the period January 2, 2004 to January 2, 2009 at an average interest rate of 7.22%. The proceeds were used to pay off bank debt and the promissory notes issued October 1, 1996 by Reliance in connection with the acquisition of Siskin Steel & Supply Company, Inc., a metals service center company based in Chattanooga, Tennessee. Siskin also has facilities in Nashville, Tennessee, Spartanburg, South Carolina and Birmingham, Alabama. Revenues for Siskin for the fiscal year ended June 30, 1996 were approximately $151 million.



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         "We are pleased with the quality of the financing group and the rates, terms and conditions of the note agreement with the lenders, consisting of eight insurance companies," said David H. Hannah, president of Reliance. "We have historically maintained a balance between short-term variable rate and longer term fixed rate debt. This was an opportune time for us to take advantage of lower long-term interest rates. The Siskin acquisition provides us with a solid position in a new geographic area of the country and will immediately add to our earnings."

         Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is one of the largest metals service center companies in the United States. Through a network of 34 metals service centers in 13 states, and Canada, including Siskin Steel & Supply Company, Inc., CCC Steel, Inc. and Reliance's 50% owned and operationally controlled company, American Steel, L.L.C., the Company provides value-added metals processing services and distributes a full line of over 20,000 metal products. These products include galvanized, hot-rolled and cold-finished steel; stainless steel; aluminum; brass; copper and alloy steel to more than 30,000 customers in various industries. Valex Corp., a wholly-owned subsidiary, is a leading domestic manufacturer and international distributor of electropolished stainless steel tubing and fittings for use in the construction and maintenance of semiconductor manufacturing plants.